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                                                                EXHIBIT 3

                                                          [VIAD CORP LETTERHEAD]
NEWS
FOR IMMEDIATE RELEASE

                                                    CONTACT: William Peltier
                                                           (602) 207-5812
                                                           bpeltier@viad.com

                                                           April 6, 1998

              VIAD CORP TO ACQUIRE MONEYGRAM PAYMENT SYSTEMS, INC.

                            ------------------------

            MONEYGRAM TO BE COMBINED WITH TRAVELERS EXPRESS COMPANY

PHOENIX, Ariz., April 6, 1998 -- Viad Corp (NYSE:VVI), and MoneyGram Payment Systems, Inc. (NYSE:MNE), announced today that they have signed a definitive agreement in which Viad will acquire MoneyGram, one of the nation's leading money wire transfer companies. Viad will commence a cash tender offer no later than April 10th for all outstanding MoneyGram shares at a purchase price of $17 per share. MoneyGram's 1997 revenues were $141 million. The offer is subject to customary conditions, including regulatory approvals and the valid tender of a majority of MoneyGram's outstanding shares.

     The transaction will be non-dilutive to Viad's 1998 income from continuing operations and is expected to be accretive to Viad's 1999 earnings per share. Viad's cost of the acquisition is expected to be $287 million, excluding transaction costs. The board of directors of MoneyGram has recommended approval of the transaction.

     The MoneyGram business is intended to be part of Viad's Travelers Express Company of Minneapolis, the nation's largest money order and second largest electronic bill payment services company.

     "We are very pleased to be bringing together MoneyGram and Travelers Express," said Robert H. Bohannon, Viad's chairman, president, and chief executive officer. "The acquisition is a big move toward accelerating growth in one of our leading core businesses -- financial payment systems. It allows us to quickly enter the billion dollar global wire transfer market while providing cross-marketing opportunities for both money order and money wire transfer products."

     Headquartered in Lakewood, Colo., MoneyGram was formed in 1988 by American Express and became a separate publicly traded company in 1996 following its FTC mandated divestiture by First Data Corporation, a former subsidiary of American Express.

     "We are excited about the combination of these complimentary businesses," said James F. Calvano, MoneyGram's chairman and chief executive officer. "This transaction addresses many of the strategic challenges MoneyGram has faced in the marketplace, particularly in distribution and technology, and presents an outstanding opportunity to grow our business."

     The wire transfer market has been growing 20 to 30 percent per year for the last ten years. MoneyGram is operating in more than 100 countries, with its strongest presence in the wire transfer of money from the U.S. to Mexico. The company's agent network in Latin America is increasing, and the company recently added agents in the U.K., Spain, Germany, Switzerland, Belgium, Norway and Ireland.

     Philip W. Milne, president and chief executive officer of Travelers Express, said, "MoneyGram's strong brand awareness and consumer recognition provides a great fit with our Travelers Express money order and retail electronic bill payment businesses. Combining our 47,000 retail locations with 22,000 MoneyGram locations, gives us a tremendous opportunity for cross-selling our products. This is a further step in our long-term strategy to put together a comprehensive package of financial services for consumers and financial institutions."
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     Travelers Express has completed six acquisitions since 1996, including
Financial Services Management Corp., the nation's leading processor of rebate checks, and Game Financial Corporation, a company providing casinos with cash access services for patrons through the use of credit card cash advances, check cashing and automated teller machines.

     In addition to money wire transfer, MoneyGram provides express bill payment services, phone card sales and money orders through a number of its agent locations in the U.S., all of which complement and add to Travelers Express' product lines.

     Established in 1940, Travelers Express sells 275 million money orders annually, and also provides official check, share draft processing, and electronic bill payment services for financial institutions. Its payment systems group serves more than 5,000 banks, credit unions and other financial institutions. Travelers Express annually processes about 750 million payment transactions valued at approximately $100 billion.

     Salomon Smith Barney advised Viad Corp on the transaction, and Morgan Stanley Dean Witter advised MoneyGram.

     Viad Corp is a $2.5 billion S&P MidCap 400 services company with interests in payment services, airline catering, convention services and travel and leisure. Headquarters are in Phoenix, Ariz.

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